gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

September 3, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for Qualification

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). On or about August 29, 2024, the Issuer submitted correspondence to the SEC requesting a qualification date of September 20, 2024. Upon speaking with the SEC, the Issuer learned that the SEC needed to make further review, and that the SEC was not ready to set a qualification date. Therefore, the Issuer hereby withdraws the request to be qualified on September 20, 2024, and will await further communication from the SEC.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//

Brian T. Gallagher